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Toby D. Merchant
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Via EDGAR

July 28, 2014

Mr. Mark P. Shuman
Branch Chief – Legal
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

RE:     Kimball Electronics, Inc.
Amendment No. 1 to Form 10
Filed June 20, 2014
File No. 001-36454

Dear Mr. Shuman:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated July 14, 2014 (the “Comment Letter”), regarding the review of Amendment No. 1 to Form 10 filed by Kimball Electronics, Inc. (the “Company” or “Kimball Electronics”) on June 20, 2014.

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (the “Registration Statement”) are being transmitted electronically via the Edgar system today for filing under the Securities Exchange Act of 1934. In addition to the Edgar transmission, we are sending via overnight delivery a copy of Amendment No. 2 marked to indicate changes from Amendment No. 1 to the Registration Statement filed on June 20, 2014. Amendment No. 2 includes revisions made in response to the comments in the Comment Letter. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

The numbered paragraphs and headings on the following pages correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the Registration Statement or the Information Statement attached as Exhibit 99.1 thereto, as applicable.

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Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

Information Statement, Exhibit 99.1
The Spin-Off
Background, page 25

1.
We note your response to prior comment 6 that the Parent’s Board of Directors consulted with a financial advisor as part of its evaluation of alternatives to the spin-off. Although we understand that the board did not base its decision to conduct the spin-off on the analysis or recommendation of a financial advisor, it appears that the advice of the financial advisor may have been relied upon by the board to eliminate alternatives. In this regard, it appears that you should identify the “financial and other advisors” referenced on page 3.

Kimball Electronics’ Response:
In response to the Staff’s comment, the Company has revised its disclosure on page 26 of the Information Statement to identify the “financial and other advisors” referenced on page 3 of the Information Statement.

Reasons for the Spin-Off, page 25

2.
In response to prior comment 5 you disclose that as part of the review process, Parent’s Board of Directors evaluated different alternatives including potential opportunities for dispositions, acquisitions, business combinations and separations, but ultimately concluded that “in the current economic and business climate” the spin-off would create more value for shareholders. Please describe the economic and business climate conditions that were considered by the board in favoring the spin-off over the alternative transactions.

Kimball Electronics’ Response:
In response to the Staff’s comment, the Company has revised its disclosure on page 26 of the Information Statement to remove the reference to the “current economic and business climate” and instead clarify that the Board concluded that none of the alternatives was likely to create value for Share Owners equal to the anticipated key benefits of the spin-off. The “current economic and business climate” was previously intended to refer to the general context, rather than specific conditions, of Parent’s Board of Directors’ evaluation process, which is described in detail on page 26 of the Information Statement.

Spin-Off of Kimball Electronics from Parent, page 26

3.	Please tell us what consideration you have given to disclosing the identities of the members of the steering committee that was charged with overseeing the separation of the businesses.
Kimball Electronics’ Response:
In response to the Staff’s comment, the Company has revised its disclosure on page 27 of the Information Statement to disclose the identities of the members of the Steering Committee.

Manner of Effecting the Spin-Off, page 27

4.
We note your response to prior comment 7 that Kimball Electronics will be responsible for the fees, costs and expenses incurred prior to the Distribution Date in connection with the spin-off. However, your disclosure does not quantify the costs associated with the contemplated transaction. Please revise.

Kimball Electronics’ Response:
In response to the Staff’s comment, the Company has revised its disclosure on page 79 of the Information Statement to provide an estimate of the expected costs associated with the contemplated transaction.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

Business
Customer Concentration, page 43

5.
We note your response to prior comment 12 that the details of the material terms of the agreements with your principal customers are considered confidential. Given the significance of the contracts to your historical operations and the likely impact of any contract expiration at its agreed-upon term, termination provisions appear to be material information. We note that your ability to continue the contractual relationship with these principal customers is a known, material uncertainty that is required to be disclosed by Item 303(a)(3) of Regulation S-K. Please revise. Further, tell us what consideration you have given to filing these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Kimball Electronics’ Response:
In response to the Staff’s comment, the Company has revised its disclosure on page 48 of the Information Statement to disclose that our ability to continue the contractual relationship with certain of our customers is a known, material uncertainty. Additionally, all of the Company’s agreements with its customers are executed in the ordinary course of the Company’s business and none of such agreements fall within the categories identified in paragraphs (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K. As such, the Company’s contracts with its customers are not required to be filed as exhibits pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 47

6.
We note your response to prior comment 14 where you indicate that key non-financial metrics that are monitored are generally at the customer or contract level, which would not provide meaningful information to investors. Please revise to disclose meaningful non-financial metrics that support your results of operations. On page 47 you disclose that “….management currently considers the following events, trends, and uncertainties to be most important to understanding our financial condition and operating performance.” However you do not quantify any of the trends associated with the disclosed important factors. For example, since you disclose on page 43 that your continuing success depends upon [y]our ability to replace expiring customers/programs with new customers/programs, disclosure of metrics such as attrition rates and new customers would appear relevant to your revenue analysis. Further, to the extent that changes in the number of employees is an underlying cause of expense variances, disclosure of the number of employees would likewise appear relevant to your expense analyses.

Kimball Electronics’ Response:
In response to the Staff’s comment, the Company has revised its disclosure on page 49 to disclose meaningful non-financial metrics that support the Company’s results of operations. In response to the Staff’s comment regarding disclosure of number of employees, changes in the number of employees in the periods presented in the Information Statement have not had a significant impact on gross margins or selling and administrative expenses.

Security Ownership of Certain Beneficial Owners and Management, page 79

7.
We have considered your response to prior comment 21 but continue to believe that you should disclose the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities.

Kimball Electronics’ Response:
In response to the Staff’s comment, the Company has revised its disclosure on page 83 to provide additional information about the beneficial ownership of Dimensional Fund Advisors LP (“Dimensional”) and BlackRock, Inc. (“BlackRock”) contained in the Schedule 13G/A filed on February 10, 2014 as updated by the Form 13F filed by Dimensional on May 14, 2014 (the “Dimensional 13G”) and the Schedule 13G/A filed on January 29, 2014 as updated by the Form 13F filed by BlackRock on May 2, 2014 (the “BlackRock 13G”).

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

We note that the Dimensional 13G provides that Dimensional is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and that Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts, collectively, the “Dimensional Funds”). The Dimensional 13G also states that, to the knowledge of Dimensional or its subsidiaries, the interest of any one such Fund does not exceed 5% of the shares of Parent and that Dimensional disclaims beneficial ownership of all such shares. The BlackRock 13G provides that BlackRock is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act and that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares. The BlackRock 13G also provides that no one person’s interest in the shares is more than 5% of the shares of Parent. We also respectfully advise the Staff that BlackRock is a publicly traded company with securities listed on the New York Stock Exchange under the trading symbol “BLK.”
Moreover, we respectfully advise the Staff that neither Dimensional nor BlackRock reported in the Dimensional 13G, in the case of Dimensional, or the BlackRock 13G, in the case of BlackRock, any natural persons who exercise sole and shared voting and dispositive power with respect to the shares held by Dimensional or BlackRock, as applicable. In light of Instruction 3 of Item 403 of Regulation S-K (“Item 403”), the Company also respectfully advises the Staff that it does not believe that disclosure of natural persons holding voting and dispositive power over the shares held by such entities was required by Instruction 2 of Item 403 unless such information was specifically stated in the Schedule 13G filed by the Share Owner (in which case, the Company would be deemed to know such information pursuant to Instruction 3 of Item 403). Instruction 2 of Item 403 states only that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act and requires the registrant to “include such additional subcolumns or other appropriate explanation of column (3) necessary to reflect amounts as to which the beneficial owner has (A) sole voting power, (B) shared voting power, (C) sole investment power, or (D) shared investment power.” Unless specifically described in Schedule 13D or Schedule 13G, the Company would not have reason to know the nature of any “contract, arrangement, understanding, relationship or otherwise” pursuant to which a natural person has voting or investment power or the nature of such contract. We are not aware of an affirmative requirement on the part of the Company to determine the natural persons with voting control of an investment adviser or broker dealer or the nature of the agreements between the investment advisor or broker dealers and the account holders if such information is not described in the Schedule 13D or 13G.

Notes to Combined Financial Statements
Note 1 Summary of Significant Accounting Policies
Segment Information, page F-8

8.	We note your response to prior comment 23 and have the following additional comments:

•
In evaluating the similarity of economic characteristics, you state that your business units, or operating segments, are subject to similar geopolitical and economic risks, albeit with varying degrees of such risk. Please explain how you considered units with significant variations in the level of risks, despite mitigating actions you take, to share similar economic characteristics; and

•
Please describe the factors and/or circumstances that you believe contribute to variations in forecasted net sales growth and operating profits percentages, and explain you concluded there were similar economic characteristics among the operating segments. Also, tell us the extent to which, and how, the CODM uses that information to make decisions.

Kimball Electronics’ Response:
In response to the Staff's comment, we note that although there is variation in the degree of certain geopolitical and economic risks between and among the Company’s business units, they have not experienced significant variation in the level of risk. The Company’s business units are dispersed throughout the world and their global footprint is highly integrated. The business units rely on many centralized processes and teams for support, including procurement and business development, which mitigates the level of risk in the business units. For example, the Company has a dedicated Global Procurement Manager who works with all of the Company's business units around the world in developing a global supply chain with components being delivered to all of the locations from

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

common sources around the world. Purchased material ranges generally from 70% to 85% of the selling price of units produced, regardless of where the units are produced. Given the commonality in the supply chain, the Company’s view is that all of their business units share similar economic characteristics with respect to procurement due to the utilization of a common supply chain which includes global pricing.
The Company’s business units also share a global business development organization that is focused on developing long term customer relations by supporting the customer needs around the globe. The business development organization establishes customer relationships by marketing the Company's package of value across all business units within the Company’s global footprint and is not focused on selling into a specific business unit. Customer pricing for all of the products the Company produces is managed and approved centrally.
While each business unit is capable of manufacturing similar products they rely on support from cross functional teams to lead Quality, Operational Excellence, Quoting and Design Engineering. This support is in addition to the global supply chain and global business development support described above. The business units are also supported by many centralized processes including finance, legal, information technology, human resource, treasury, risk management and shared services and are also integrated through a common global ERP system.
Labor is also a key component of the manufacturing process. When comparing labor statistics each business unit experiences similar characteristics in all the locations in regards to availability of employee talent and retention challenges.
Currency risks are considered in each region and managed centrally through the use of contractual arrangements to adjust for the impact of currency fluctuations, hedging strategies and, where possible, aligning purchase currencies with the selling currencies to form a natural hedge. As a result, the Company has not experienced significant variation in currency risk across the business units.
The business units are well established in the locations in which they operate, and to date they have not experienced significant variation in the level of geopolitical or economic risks. The Company therefore believes that the business units share similar economic characteristics.
Forecasted sales growth variations among and within the business units are driven primarily by the contract nature of the business as the expiration of certain programs and the start-up of new programs, which effectively replace expiring programs, occurs frequently in the Electronic Manufacturing Services (EMS) industry. The ramp up of new programs can take up to 1 - 2 years before reaching full production levels so when a business unit has several new programs at any given time, this can cause significant fluctuations in sales levels in the short-term for that unit. Due to the significant variability of the sales growth metric from year-to-year within each of the business units, sales growth is an inconsistent measure to use in determining quantitative economic similarity. Operating profit is also not useful in determining quantitative economic similarity because it includes significant intercompany allocations of corporate costs and profit sharing incentive costs, a portion of which is based on consolidated profitability, that have a magnifying impact on business unit operating margins when sales volumes fluctuate.
The Company’s CODM utilizes forecasted sales as a gauge to evaluate customer performance to the quoted volumes and contract terms. The CODM does not focus on forecasted sales growth or operating profit when evaluating business unit performance due to the variability in sales related to the project nature of the business and the significant intercompany allocated costs included in operating profit and the effect these costs have when sales fluctuate. The Company's primary focus from a financial performance perspective is gross margin because the Company believes this measure is the most consistent measure in assessing how effectively the business units manage implementation of new programs, manage available capacity and drive process improvement.
ASC 280 states that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. The Company expects to see short-term variations in the business unit's forecasts as a result of the project nature of the EMS industry, however all of the Company's business units share this same characteristic. When assessing the long-term financial performance and expectations of the business units the Company believes the economic characteristics are similar.
The objective and basic principles of ASC 280 are to provide information about the different types of business activities in which the Company engages and the different economic environments in which they operate in to help users of financial statements better understand their performance, better assess their prospects for future net cash flows, and make more informed judgments about the Company as a whole.  The aggregation of operating segments into one reportable segment is consistent with this purpose because the Company’s operating segments are substantially similar as to their business activities, the products offered, the production process, the customers to

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

whom the products are offered, and the means of distribution.  In addition, the highly integrated nature of the Company's global footprint, the collaboration and development of an overall business plan for the Company and the similar management strategy and key priorities among all of its business units substantiates the similarity of all of their operating segments.
In summary, the Company believes it has appropriately aggregated its operating segments into a single reporting segment consistent with the objective and basic principles of ASC 280.  The Company believes that each of its operating segments are sufficiently similar that disaggregation would not help the users of their financial statements better understand their performance or better assess prospects for future cash flows or make more informed judgments about the Company as a whole.

Revenue Recognition: page F-8

9.
We note your response to prior comment 27 and revised disclosure. Your policy indicates that generally, the basic revenue recognition criteria are met at the time of shipment or delivery. Please tell us and revise to disclose how revenue is recognized, and the related conditions, when one of the basic criteria is not met at the time of shipment or delivery.

Kimball Electronics’ Response:
The Company recognizes revenue when all of the criteria for revenue recognition (persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured) are met. Delivery is not considered to have occurred until the title and the risk of loss passes to the customer. Title and risk of loss are transferred upon shipment to or receipt at the customers’ locations, or in limited circumstances, as determined by other specific sales terms of the transaction. These limited circumstances represent an immaterial portion of revenue (under 5% of revenue) where customer agreements pass title and risk of ownership at another stage of the delivery process. The Company evaluates and confirms that all criteria are met prior to recognizing revenue. The Company has revised the disclosure in Footnote 1 of the annual financial statements on page F-8 of the Information Statement to clarify our revenue recognition policy.

10.
We note your response to prior comment 28. In your response, you indicated that the reserve for returns and allowances was immaterial as of the end of fiscal 2013, 2012 and 2011. Please quantify the activity in the reserve account for each year and, if material, address each bullet point of prior comment 28.

Kimball Electronics’ Response:
We respectfully advise the Staff that the Returns and Allowances (R&A) activity for the Company is immaterial as usage of the reserve totaled $3.8 million (0.5% as a percent of net sales), $4.3 million (0.7% as a percent of net sales), and $3.8 million (0.5% as a percent of net sales) for the fiscal years ended June 30, 2013, June 30, 2012, and June 30, 2011, respectively. Additions to the reserve totaled $3.7 million (0.5% as a percent of net sales), $4.2 million (0.7% as a percent of net sales), and $3.7 million (0.5% as a percent of net sales) for the fiscal years ended June 30, 2013, June 30, 2012, and June 30, 2011, respectively.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

Note 9 Income Taxes, page F-19

11.
We note your response to prior comment 29 where you indicate that it is most appropriate to present foreign items together on a single line of the rate reconciliation. Please quantify for us each of the separate items for the periods presented and to the extent any item exceeds five percent of the amount computed by multiplying the income before tax by the applicable statutory federal income tax rate, revise to disclose the item separately. In this regard, we note that tax rate differential, tax credits and the effect of exchange rates, although all related to your foreign operations, appear to be dissimilar in nature.

Kimball Electronics’ Response:
In response to the Staff’s comment, the Company has revised the disclosure of the reconciliation of the statutory U.S. income tax rate to the effective income tax rate in Footnote 9 of the annual financial statements on page F-21 of the Information Statement.

Exhibits

12.
Your response to prior comment 34 indicates that you intend to file a form of the employment agreements with your named executive officers in a subsequent amendment. Please be advised that if you intend to file one agreement because you believe that the agreements are substantially identical, you should also file a schedule setting forth the material details in which the agreements differ from the filed document. See Instruction 2 to Item 601 of Regulation S-K.

Kimball Electronics’ Response:
The Company anticipates that the material details of the actual employment agreements with its named executive officers will not differ from the form of the employment agreement to be filed in a subsequent amendment. If the material details do differ, however, the Company will disclose the differences.

* * * *

Sincerely,

SQUIRE PATTON BOGGS (US) LLP

By:	/s/ TOBY D. MERCHANT
Name:	Toby D. Merchant

Copy:        Stephen C. Mahon, Squire Patton Boggs (US) LLP
Donald D. Charron, Kimball Electronics, Inc.
John H. Kahle, Kimball Electronics, Inc.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses clearly and adequately address your questions and comments. However, if you should have further questions or require additional information, we will provide it to you promptly upon your request. If you would like to discuss any of our responses, please call me at 812-482-8597.

Sincerely,

KIMBALL ELECTRONICS, INC.

By:	/s/ DONALD D. CHARRON
Name:	Donald D. Charron
Title:	Chief Executive Officer, Kimball Electronics, Inc.